

Southern Union Company



2009 Financial Outlook

February 26, 2009

www.sug.com



Forward-Looking Statements

Statements contained in this presentation that include company expectations or predictions of the future are forward-looking statements intended to be covered by the safe harbor provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. It is important to note that the actual results of company earnings could differ materially from those projected in any forward-looking statements. For additional information refer to Southern Union Company's Securities and Exchange Commission filings.

Included in today's 2009 Financial Outlook are certain non-GAAP financial measures as defined under SEC Regulation G. A reconciliation of those measures to the most directly comparable GAAP measures is available at the end of this presentation.

Southern Union Contact:
Jack Walsh, Vice President - Investor Relations
212-659-3208
jack.walsh@sug.com



Company Facts

NYSE:SUG – December 31, 2008			
Total Annual Revenue	$3.1 billion		
Total Assets	$8.0 billion		
Total Debt	$3.7 billion		
Total Preferred Stock	$.12 billion		
Total Stockholder's Equity	$2.3 billion		
Total Capitalization	$6.1 billion		
Market Capitalization	$1.6 billion		
Shares Outstanding	124.0 million		
Annual Dividend/Yield	$.60 per share/4.6%		
Employees	2,413		
Security Ratings	**Moody's**	**S&P**	**Fitch**
Southern Union Co.	Baa3	BBB-	BBB-
Outlook	*Negative*	*Negative*	*Stable*
Panhandle Eastern	Baa3	BBB-	BBB
Outlook	*Stable*	*Negative*	*Stable*



2009 Financial Outlook



2009 Outlook

- 2009 adjusted earnings per share of $1.75 to $1.90
- 2009 reported earnings per share of $1.45 to $1.60
  - Adjusted earnings per share include the cash flow impact of the 2009 processing spread economic hedges





EPS Reconciliation

	Year ended December 31,		
	2009E	2008	2007
Reported earnings per share	$1.45 to $1.60	$ 2.26	$ 1.75
Adjustments:			
Cash flow impact of 2009 processing spread hedges	0.30	(0.30)	
Loss on extinguishment of preferred stock		0.03	
Tax impact of dividends received deduction		(0.18)	
Litigation & recorded liability settlement			(0.09)
Write-down in value of office building			0.04
Adjusted earnings per share	$1.75 to $1.90	$ 1.81	$ 1.70



2009 Consolidated Adjusted EBITDA

EBITDA [1]
($ millions)



(1)   EBITDA is defined as net earnings before interest, taxes, depreciation and amortization. EBITDA includes Southern Union's 50% interest in the total EBITDA of Citrus Corp. Citrus Corp.'s primary operating asset is Florida Gas Transmission. Adjusted EBITDA for 2009 includes the cash flow impact of the 2009 processing spread economic hedges.



2009 Adjusted Segment EBITDA

EBITDA[1] ($ millions)

Segment	EBITDA Range
Corporate & Other	$10 - $15
Distribution	$105 - $115
Gathering & Processing	$135 - $155
Citrus (50% interest)	$180 - $190
Transportation & Storage	$430 - $445
Total	$860 - $920

X-axis: $0, $200, $400, $600, $800, $1,000

(1) EBITDA is defined as net earnings before interest, taxes, depreciation and amortization. EBITDA includes Southern Union's 50% interest in the total EBITDA of Citrus Corp. Citrus Corp.'s primary operating asset is Florida Gas Transmission. Adjusted EBITDA for 2009 includes the cash flow impact of the 2009 processing spread economic hedges.

Relative Segment EBITDA Contribution



2%

12%

16%

70%

- Transportation & Storage
- Gathering & Processing
- Distribution
- Corporate & Other

Note: Transportation & Storage segment includes Southern Union's 50% interest in Citrus.

Regulated Assets Provide Stability to Cash Flows



2009 Net Capital Expenditure Guidance

Business Segment	Maintenance	Growth	Total
Southern Union Company		($ millions)	
Transportation & Storage[1]	$140	$100 - $110	$240 - $250
Gathering & Processing	$25	$15 - $20	$40 - $45
Distribution	$35	$5 - $10	$40 - $45
Corporate & Other	$5	$20 - $25	$25 - $30
SUG Consolidated	$205	$140 - $165	$345 - $370
Citrus Corp.[2]	$95[3]	$265[4]	$360

(1) Transportation and storage excludes Citrus Corp. Growth capital includes approximately $90 million related to the Trunkline LNG IEP.

(2) Represents SUG's 50% interest in Citrus Corp.

(3) Includes approximately $20 million related to the Florida pipeline relocation projects.

(4) Growth capital at Citrus Corp. primarily relates to the FGT Phase VIII expansion.



General Assumptions

- Approximately 124 million weighted average diluted shares outstanding

- Effective income tax rate of 30.5%

- Trunkline LNG Infrastructure Enhancement Project online 3Q2009

- Interest expense, net of capitalized interest, approximately $210 to $215 million



Gathering & Processing Assumptions

- Positive processing spread environment allows conversion of equity volumes into mostly natural gas liquids
- Equity volumes
  - Natural Gas Liquids equivalent of 40,000 to 45,000 MMBtu/d
  - Natural Gas of 2,500 to 7,500 MMBtu/d
- Current hedge positions
  - 20,000 MMBtu/d of NGL equivalent at $16.40
  - 10,000 MMBtu/d of processing spread at $8.37
- Unhedged volumes – price assumptions
  - NGL equivalents sold at $7.75 per MMBtu
  - Natural gas sold at $5.94 per MMBtu
- Normalized fuel, flared and unaccounted for levels



Reg. G Reconciliation

Segment ($000)		2007		2008		2009E
Transportation & Storage[1]:	Operating income	$ 307	$	328	$	310 - 325
	Other income	2		2		0
	Adjustments:					
	Depreciation & amortization	86		104		120
	EBITDA	$ 395	$	434	$	430 - 445
Citrus Corp. (50%):	Operating income	$ 142	$	138	$	123 - 133
	Other income	20		4		38
	Adjustments:					
	Depreciation & amortization	51		53		55
	Select items[2]	(18)				
	Equity AFUDC[3]	-		-		(36)
	Adjusted EBITDA	$ 195	$	195	$	180 - 190
Gathering & Processing:	Operating income	$ 62	$	141	$	2 - 22
	Other income	3		-1		4
	Adjustments:					
	Depreciation & amortization	59		63		69
	Cash Impact of MTM[4]	30		-60		60
	Adjusted EBITDA	$ 154	$	143	$	135 - 155

Note: Reg. G reconciliation continued on next page.



Reg. G Reconciliation – cont.

Segment ($000)		2007	2008	2009E
Distribution:	Operating income	$ 64	$ 63	$ 66 - 76
	Other income	-2	-2	7
	Adjustments:			
	Depreciation & amortization	30	31	32
	EBITDA	$ 92	$ 92	$ 105 - 115
Corporate & Other[5]:	Operating income	$ (8)	$ (8)	$ 8 - 13
	Other income	-	3	-
	Adjustments:			
	Depreciation & amortization	3	2	2
	EBITDA	$ (5)	$ (3)	$ 10 - 15
Total Adjusted EBITDA:		$ 831	$ 861	$ 860 - 920

(1) Excludes Citrus Corp. which is separately listed for presentation purposes. Southern Union's 50% interest in Citrus Corp. is recorded in equity earnings from unconsolidated investments for GAAP purposes.
(2) Adjusts for one-time gains related to the Citrus litigation settlement and non-cash purchase accounting adjustments included in Southern Union's equity earnings from unconsolidated investments for GAAP purposes. Equity earnings were $99 million for 2007.
(3) Eliminates non-cash equity AFUDC related to the Phase VIII expansion.
(4) Adjusts for the cash flow impact of economic hedges.
(5) Other includes the Company's investment in PEI Power Corp. and Fall River Gas Appliance.